UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☒ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
StadiumDrop LLC

Legal status of issuer

Form
Limited Liability Company

Jurisdiction of Incorporation/Organization
Texas

Date of organization
January 23, 2020

Physical address of issuer
7540 S State Highway 121, SUITE 200, McKinney, TX 75070

Website of issuer
https://stadiumdrop.com/

Current number of employees
193

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$80,000.00	$60,000.00
Cash & Cash Equivalents	$80,000.00	$60,000.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$225,000.00	$0.00
Long-term Debt	$55,500.00	$306,599.78
Revenues/Sales	$1,394,440.79	$924,415.70
Cost of Goods Sold	$369,160.50	$576,963.69

Taxes Paid	$0.00	$0.00
Net Income	-$179,334.48	-$260,362.43

September 27, 2023

FORM C-AR

StadiumDrop LLC



This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by StadiumDrop LLC, a Texas Limited Liability Company (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://stadiumdrop.com/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is September 27, 2023.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan,"

"intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

StadiumDrop LLC (the "Company") is a Texas Limited Liability Company, formed on January 23, 2020.

The Company is located at 7540 S State Highway 121, SUITE 200, McKinney, TX 75070.

The Company's website is https://stadiumdrop.com/.

The information available on or through our website is not a part of this Form C-AR.

The Business

We provide in-seat delivery service at participating sports venues. 1. Fans are able to stay seated and order concessions through our mobile app. The order will be delivered directly to the fan's seat. 2. Payment, tip, food order, and receipt are all handled digitally. There is no need to exchange cash or credit cards! 3. Fans are able to keep track of their order and know when it will be delivered. Our goal in 5 years is to be in 55 venues processing over 200,000 orders a month;

with anticipated revenue in excess of 1.4M a month and 16.8M a year. These projections cannot be guaranteed.

RISK FACTORS

Risks Related to the Company's Business and Industry

Our future success depends on the stadiums/venues selling tickets for the sporting/public events.

Our future success depends on the general public feeling safe to return to public events.
We have been operating under federal and state restrictions since our launch in 2020.

Our future success depends on continued acceptance of our product and service within colleges, businesses, and professional organization.

Our future success depends on the funding needed to complete the app development beyond the MVP (minimal viable product).

Our future success depends on the continued ability to scale the hiring efforts for the needed runners and game day managers to work on game days.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

We provide in-seat delivery service at participating sports venues. 1. Fans are able to stay seated and order concessions through our mobile app. The order will be delivered directly to the fan's seat. 2. Payment, tip, food order, and receipt are all handled digitally. There is no need to exchange cash or credit cards! 3. Fans are able to keep track of their order and know when it will be delivered. Our goal in 5 years is to be in 55 venues processing over 200,000 orders a month; with anticipated revenue in excess of 1.4M a month and 16.8M a year. These projections cannot be guaranteed.

Business Plan

The Company is committed to bringing the best user experience to its customers through its innovative hardware, software and services. The Company's business strategy leverages its unique ability to design and develop unique source codes, hardware, application software and services to provide its customers products and solutions with innovative design, superior ease-of-use and seamless integration. As part of its strategy, the Company continues to expand its

6

platform for the discovery and delivery of third-party digital content and applications. We allow customers to discover and download applications and order through a variety of devices, including Apple and Android. We allow customers to easily discover, download and install applications.

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market

We have no new products in development.

We offer food and beverages through the mobile app.

Competition

The Company's primary competitors are sEATz, CHEQ, Appetize, VenueNext.

The markets for the Company's products and services are highly competitive and the Company is confronted by aggressive competition in all areas of its business. These markets are characterized by frequent product introductions and rapid technological advances that have substantially increased the capabilities and use of mobile communication and media devices, personal computers and other digital electronic devices. The Company's competitors may aggressively cut prices or lower their product margins to gain or maintain market share. Principal competitive factors important to the Company include price, product features, relative price/performance, product quality and reliability, design innovation, a strong third-party software and accessories ecosystem, marketing and distribution capability, service and support and corporate reputation.

Supply Chain and Customer Base

Our most important asset is our people. One of our key goals is to have the best talent, with highly specialized skills, at the right levels in the right locations, to enhance our differentiation and competitiveness.

If people are gathering and food and beverages are being sold then StadiumDrop's mobile ordering services can be offered.

Intellectual Property

The Company is dependent on the following intellectual property:

Governmental/Regulatory Approval and Compliance

Our business has been and will continue to be subject to the Food and Drug Administration and various other U.S. laws and regulations. Failure to comply with these laws and regulations could

subject us to administrative and legal proceedings and actions by these various governmental bodies.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 7540 S State Highway 121, SUITE 200, McKinney, TX 75070

The Company has the following additional addresses:

The Company conducts business in the U.S.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Ricky Herbert

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Executive VP, Operations 2020-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Epic Charter Schools Principal 2014-Present

Education

East Central University BS, Health and Physical Education and Fitness Masters, Sports Administration - Secondary Education

_____

Name

Trey Poteat

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Regional Sales Director 2020-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Bauer North America Fan Separator Territory Sales Manager South 2017-Present

Education

Arkansas State University BA, Interdisciplinary Studies

Name

Rick Thompson

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Executive VP, Sales 2020-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Toyota North America Project Manager - Vehicle Cyber Security 2020-Present Securus Technologies Implantation Project Manager 2015-2020

Education

University of North Texas English Lit / Marketing

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Gary Pearson

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CFO 2020-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

AOS Engineering, LLC Director of Business Development 2017-2020

Education

Hinds Community College Accounting and Finance Rocky Mountain College Accounting and Business/Management

---

Name

Joshua Curtis

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CMO 2020-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Joshua David Photography Owner 2005-Present

Education

High-Tech Institute-Phoenix

Name

Kristen McAbee

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CEO 2020-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Advocare Independent Distributor 2013-Present

Education

Greenville High School High School Diploma

Name

Adam McAbee

All positions and offices held with the Company and date such position(s) was held with start and ending dates

COO 2020-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

FiberLight, LLC Strategic Account Manager 2020-Present Verizon Wireless Technology Specialist 2018 -2020

Education

Liberty University Lynchberg, VA Bachelor of Religion

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Texas law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 5 employees in Texas.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	LLC/Membership Interests
Amount outstanding	1,000

Voting Rights	Voting rights are held by the Managers of the LLC and are not assignable per the LLC Operating Agreement.
Anti-Dilution Rights	N/A
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A

Type of security	SAFE (Simple Agreement for Future Equity)
Amount outstanding	0
Voting Rights	N/A. But no voting rights convey if notes convert. Voting rights are held by the Managers of the LLC and are not assignable (per the LLC Operating Agreement).
Anti-Dilution Rights	N/A. Subject to dilution if the notes convert.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A

Type of security	Dak Hatfield Assigned Interest
Amount outstanding	25
Voting Rights	Includes voting rights
Anti-Dilution Rights	N/A. Dilutable.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A

Type of security	F&F Convertible Note Convertible Notes
Amount outstanding	0
Voting Rights	N/A. If notes convert, no voting rights are conveyed.
Anti-Dilution Rights	N/A. If notes convert, subject to dilution.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A

The Company has the following debt outstanding:

Type of debt	Convertible Notes
Name of creditor	Dak Hatfield
Amount outstanding	$26,002.00
Interest rate and payment schedule	8.0% per annum.
Amortization schedule	Paid in Full
Describe any collateral or security	This loan was paid off on time and Dak Hatfield received 2.5% equity
Maturity date	August 31, 2021
Other material terms	

Type of debt	Bridge Loan
Name of creditor	CDC Assets LTD
Amount outstanding	$225,000.00
Interest rate and payment schedule	Original loan was $200,000.00 and payoff is $225,000.00
Amortization schedule	Originally was a 90 Bridge Loan
Describe any collateral or security	Personal guaranties for collateral by Kristen McAbee, Adam McAbee, and Gary Pearson
Maturity date	December 23, 2022
Other material terms	

Type of debt	Convertible Notes
Name of creditor	Sixteen Investors
Amount outstanding	$122,500.00
Interest rate and payment schedule	8% Simple Interest to be paid annually on anniversary of Purchase Agreement.
Amortization schedule	36 month term
Describe any collateral or security	N/A
Maturity date	December 1, 2024
Other material terms	Notes are to be repaid with interest. Conversion to equity occurs if an equity financing event or a change in control of the company occurs prior to note maturity.

The current Bridge loan with CDC Assets LTD is currently past due but no action has been taken by lender. The Company has not been making Revenue share disbursements to Wefunder investors, but no default action has been taken by any investor. The Company did not pay annual interest on the anniversary date to the note holders in the promissory note fundraising round, but no default action has been taken by any note holder.

The total amount of outstanding debt of the company is $629,126.80.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
SAFE (Simple Agreement for Future Equity)	0	$239,599.78	App development and operational cost	April 22, 2021	Regulation CF

Ownership

A majority of the Company is owned by a few people. Those people are Adam McAbee and Kristen McAbee.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Adam McAbee	36.2%
Kristen McAbee	51.0%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information

Total Income	Taxable Income	Total Tax

Operations

Our Crowdfunding financing with WeFunder was conducted in 2021, a Convertible Note offering was made available late 2021 into early 2022 and then a Bridge loan was received in the third quarter of 2022. Following these Offerings, we do intend to raise capital again around the third quarter of 2023 for expansion and product enhancements. We are currently focusing on stadium acquisitions, product enhancements, and internal operations. We are not certain when we will begin to generate profits but it is our intention to devote the resources necessary to creating a profitable business in the near future.

The Company does not expect to achieve profitability in the next 12 months and intends to focus on the following: 1. Stadium Acquisitions 2. Product Enhancements 3. Internal Operations

Liquidity and Capital Resources

On April 22, 2021, the Company conducted an offering pursuant to Regulation CF and raised $239,599.78.

The Company does not have any additional sources of capital other than the proceeds from the Regulation CF Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

None.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Gary Pearson
(Signature)

Gary Pearson
(Name)

CFO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Gary Pearson
(Signature)

Gary Pearson
(Name)

CFO
(Title)

(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements

EXHIBIT A

Financial Statements

StadiumDrop LLC

Profit and Loss

January - December 2021

	TOTAL
Income	
Sales	924,415.70
Total Income	**$924,415.70**
Cost of Goods Sold	
Cost of Goods Sold	576,963.69
Total Cost of Goods Sold	**$576,963.69**
GROSS PROFIT	**$347,452.01**
Expenses	
Advertising & Marketing	15,899.36
APP Development	83,476.25
Bank Charges & Fees	779.91
Contractors - Employment Agencies	154,525.45
Contractors - Temp to Hire - StadiumDrop	14,320.91
Employee Benefits	15,797.04
Insurance	10,583.53
Interest Paid	1,920.00
Job Supplies	49,427.73
Legal & Professional Services	13,268.90
Meals & Entertainment	2,620.93
Office Supplies & Software	17,444.28
Other Business Expenses	257.23
Reimbursable Expenses	2,624.82
Salaries & Wages	213,101.76
Taxes & Licenses	321.86
Travel	11,444.48
Total Expenses	**$607,814.44**
NET OPERATING INCOME	**$ -260,362.43**
NET INCOME	**$ -260,362.43**

StadiumDrop LLC

Profit and Loss

January - December 2022

	TOTAL
Income	
Sales	1,394,440.79
Unapplied Cash Payment Income	0.00
Total Income	**$1,394,440.79**
Cost of Goods Sold	
Cost of Goods Sold	369,160.50
Total Cost of Goods Sold	**$369,160.50**
GROSS PROFIT	**$1,025,280.29**
Expenses	
Advertising & Marketing	7,531.52
APP Development	2,500.00
Bank Charges & Fees	412.00
Contractors - Employment Agencies	119,095.47
Contractors - Temp to Hire - StadiumDrop	129,812.54
Employee Benefits	75,810.76
Insurance	11,705.12
Interest Paid	19,745.00
Job Supplies	84,213.01
Legal & Professional Services	15,483.52
Meals & Entertainment	6,734.73
Melio Credit card fee	329.27
Office Supplies & Software	30,184.53
Payroll Invoice	21,889.93
Payroll Tax Expenses	108,263.78
QuickBooks Payments Fees	30.00
Reimbursable Expenses	10,431.43
Rent & Lease	6,583.85
Salaries & Wages	511,781.28
Taxes & Licenses	509.75
Travel	37,743.07
Unapplied Cash Bill Payment Expense	3,824.21
Total Expenses	**$1,204,614.77**
NET OPERATING INCOME	**$ -179,334.48**
NET INCOME	**$ -179,334.48**